Exhibit 21.1

CRAY INC.

PARENT & SUBSIDIARIES LIST

Parent /Subsidiary Name	Country/State	% Ownership
Cray Inc.	U.S./Washington State	Parent
Cray Australia Pty Ltd.	Australia	100%
Cray Brazil, Inc.	U.S./Washington State	100%
Cray Computadores do Brasil Ltda.	Brazil	100%
Cray Canada Corporation	Canada	100%
Cray China Limited	China	100%
Cray Computer Finland Oy	Finland	100%
Cray Computer SAS	France	100%
Cray Computer Deutschland GmbH	Germany	100%
Cray Supercomputers (India) Private Limited	India	100%
Cray Computing Equipment (Beijing) Co., Ltd.	China	100%
Cray Supercomputers (Israel) Ltd.	Israel	100%
Cray Italy S.r.l.	Italy	100%
Cray Japan, Inc.	U.S./Washington State	100%
Cray Korea, Inc.	U.S./Washington State	100%
Cray Netherlands B.V.	Netherlands	100%
Cray Computer Spain, S.L.	Spain	100%
Cray-Tera Sweden AB	Sweden	100%
Cray Computer GmbH	Switzerland	100%
Cray Taiwan, Inc.	U.S./Washington State	100%
Cray U.K. Limited	United Kingdom	100%